Exhibit (a)(i)

FOR YOUR BENEFIT - MARCH 2002 (VOLUME 49)

SHAREHOLDERS TO VOTE ON PROPOSED STOCK OPTION EXCHANGE PROGRAM
EDS announced last month it intends to seek approval at its annual meeting of shareholders in April for a voluntary employee stock option exchange program.

Stock options held by EDS executive officers, members of the EDS Board of Directors and former employees will not be eligible for the exchange program.

If approved by shareholders, the stock options eligible for the exchange program would include:

     o    PerformanceShare options
     o    Global Share options granted in 2000-01
     o    EDS Transition Incentive Plan options
     o    EDS Incentive Plan options granted before 1 October 2002

Under the program, employees holding eligible vested and unvested options will have the opportunity to voluntarily cancel them in exchange for a lesser number of new stock options to be granted at a later date. The new options will have an exercise price equal to the fair market value of EDS common stock on the date they are granted.

"EDS people engage every day in our business, going the extra mile to deliver excellent service to our clients," said Tina Sivinski, EDS senior vice president, Leadership and Change Management. "Stock option programs offer them an opportunity to engage financially as well, although the benefits are dependent on the stock's value increasing. Given what has happened in the marketplace, this program gives employees an opportunity for a fresh start. By exchanging existing options for a reduced number of market-priced options, employees have the opportunity to realize value from their grants."

Options from PerformanceShare and the noted Global Share grant would be exchanged at a ratio of two to one, meaning employees who elect to exchange their options will receive a new grant equal to 50 percent of the number of their existing options. Stock options from the Global Share grant in 2002 will not be eligible for the exchange program.

Stock options granted under the EDS Transition Incentive Plan and under the EDS Incentive Plan before 1 October 2002 would be exchanged at ratios that will vary by grant price. On average, participants in these plans will receive new grants equal to approximately 45 percent of their existing options.

If the exchange is approved by shareholders and elected by the employee, all eligible stock options awarded to that employee would be cancelled and the employee would receive a new grant at a later date under the terms of the exchange program. The grant price for new options will equal the fair market value of EDS common stock on the date the option is granted, which we expect to occur in the first quarter of 2004. If an employee declines the exchange offer and thus elects to retain his or her current stock options, the existing terms of each grant will remain the same.

If the exchange program is approved by shareholders in April, we expect to extend the exchange offer to employees in the third quarter of 2003. At that time, eligible employees will be sent information about the exchange, as well as all necessary forms or instructions needed to process the election.

If you are a shareholder, your vote for the exchange program at the annual meeting is not the same as electing as an employee to participate in the exchange program. An employee election to participate in the exchange can only

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be made after the exchange program is approved at the annual meeting and the exchange program offer has commenced.

Additional questions and answers about the stock option exchange program can be found on the Equity Plans Web page at http://infocentre.eds.com/people/pe_benefits_equity.html.


Additional Information

This communication is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities of Electronic Data Systems Corporation. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time of the commencement of the tender offer, we will file these tender offer materials with the Securities and Exchange Commission (SEC) on Schedule TO and will send copies free of charge to all employees of Electronic Data Systems Corporation who are eligible to participate in the offer. In addition, all of these materials will be available free of charge from on the SEC's Web site at http://www.sec.gov/. All eligible employees are advised to carefully read these materials when they become available, as they will contain important information on deciding whether to tender shares, as well as on the process for tendering shares.


STOCK PURCHASE PLAN ENROLLMENT

As announced at the end of last year, the EDS Employee Stock Purchase Plan now incorporates a quarterly look-back feature that sets the price of the stock purchased through the plan at either the price at the beginning or the end of a calendar quarter, whichever is less. However, this look-back feature also means employees may enroll in the plan only on a quarterly basis.

If you missed your opportunity to participate for the first quarter of 2003, but would like to start participating, now's your chance.

You may enroll anytime before March 31, 2003, to begin participating in the second quarter. To do so, simply access the Salomon Smith Barney Web site at www.benefitaccess.com.

When you participate in the plan, an Employee Stock Purchase Plan account is established for you through payroll deductions. You may choose to deduct from one to 10 percent of your total compensation. Contributions are deducted from your gross pay on an after-tax basis each payday. At the end of each calendar quarter, your payroll deductions are used to purchase EDS stock. The purchase price is 85 percent of the fair market value of the stock on either the first trading day or last trading day of each quarter, whichever is less. So, not only are you getting a 15 percent discount on EDS stock, you're also able to take advantage of the market swing between the beginning and end of the quarter.

More information about the EDS Employee Stock Purchase Plan can be found on infoCentre at http://infocentre.eds.com/people/benefits/stock_purchase/.


401(K) PLAN WORKSHOPS

We all know how important it is to plan ahead for a secure financial future. But saving and investing for the future can be confusing - now more than ever. Where to save? How much to save? Which funds to choose? And how to learn more and make changes?

To help you learn more, EDS is offering Saving and Investing workshops on a trial basis. Conducted by consultants from Hewitt Associates, the workshops are presented in two sessions:

     o The Basics of Saving explains how the EDS 401(k) Plan works and helps you understand your resources related to your plan.
     o The Basics of Investing gives you an overview of the basics of investing, the EDS 401(k) Plan investment options, helps you create your investing strategy and helps you learn about the financial resources available to you.


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Each session will allow time for questions and answers at the end.

The workshops will be offered in two locations initially, and will also be broadcast via Webcast/Netconference and through the EDS Global Broadcast Network
(GBN) for those who are unable to attend in person.

  TROY, MICHIGAN - 700 TOWER DRIVE CAFETERIA
  o    Tuesday, March 18, 2003
       The Basics of Saving      8:30 to 9:15 a.m. or 2:30 to 3:15 p.m. (ET)
       The Basics of Investing   9:15 to 10:30 a.m. or 3:15 to 4:30 p.m. (ET)
  o    Wednesday, March 19, 2003
       The Basics of Investing   8:30 a.m. to 9:45 a.m. (ET)

  PLANO, TEXAS - EDS CENTRE AUDITORIUM, 5400 LEGACY DRIVE
  o    Wednesday, March 26, 2003
       The Basics of Saving      12 to 12:45 p.m. or 3 to 3:45 p.m. (CT)
       The Basics of Investing   12:45 to 2 p.m. or 3:45 to 5 p.m. (CT)
  o    Thursday, March 27, 2003
       The Basics of Saving      9 to 9:45 a.m. or 12:30 to 1:15 p.m. (CT)
       The Basics of Investing   9:45 to 11 a.m. or 1:15 to 2:30 p.m. (CT)

  WEBCAST/NETCONFERENCE WORKSHOPS (ACCESS INSTRUCTIONS INCLUDED BELOW)
  o    Tuesday, March 25, 2003
       The Basics of Saving      12 to 12:45 p.m. (CT)
       The Basics of Investing   12:45 to 2 p.m. (CT)

  EDS GLOBAL BROADCAST NETWORK WORKSHOPS
  o    Tuesday, April 1, 2003 (live)
       The Basics of Saving      12 to 12:45 p.m. (CT)
       The Basics of Investing   12:45 to 2 p.m. (CT)
  o    Friday, April 4, 2003 (taped replay)
       The Basics of Saving      10 to 10:45 a.m. (CT)
       The Basics of Investing   10:45 a.m. to 12 p.m. (CT)
  o    Tuesday, April 15, 2003 (taped replay)
       The Basics of Saving      2 to 2:45 p.m. (CT)
       The Basics of Investing   2:45 to 4 p.m. (CT)
  o    Wednesday, April 30, 2003 (taped replay)
       The Basics of Saving      12 to 12:45 p.m. (CT)
       The Basics of Investing   12:45 to 2 p.m. (CT)

The Webcast/Netconference workshops will be conducted using a combination of an Internet-based Web page to view the presentation and a toll-free telephone to listen to the presenter. We have reserved 200 telephone lines for each session, on a first-come, first-served basis.

To join the workshop, you should first connect with the audio portion by calling 800 593 0689 or 630 395 0023. When asked, the passcode is "401k Plan."

After you have connected to the audio portion, you should join the Webcast/Netconference by accessing http://www.mymeetings.com/nc/join/ using your Web browser. Once the Web page loads, please enter "PG2323437" as the conference number and "401k Plan" as your passcode.

To attend the EDS Global Broadcast Network workshops, please review the GBN Program Guide at https://winprod1.ews.iweb.eds.com/dms/gbn/guide.html. The guide will list confirmed GBN viewing locations for the live broadcast on April 1, 2003. If you do not have access to a GBN viewing location, you may download the


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presentation from the EDS 401(k) Plan Web site and then call the "Listen Only"
line at 972 604 8459 [8-834]. This number may be accessed 10 minutes prior to the program.

Additional information about the workshops can be found on the EDS 401(k) Plan Web site at http://infocentre.eds.com/us/people/benefits/401k/.

If the trial workshops are successful, EDS may offer more of them in other locations in the future.


MARCH 31 DEADLINE LOOMS FOR FSA CLAIMS
All 2002 claims submitted for your Flexible Spending Accounts (Health Care and Dependent Care Accounts) must be received no later than March 31, 2003. If you do not file your outstanding claims by this date, any remaining balance in your account(s) will be forfeited.

If you have 2002 claims you have not already filed, follow these steps immediately to claim your money.

   o       EDS Health Care Account
           Claim forms for the EDS Health Care Account may be obtained through EDS' HR fax-on-demand service at http://infocentre.eds.com/us/people/hr_tools/ downloads/hca_claim.pdf or by calling 972 605 2200 and requesting form number 10023. If you are unsure of your account balance, you can view your 2002 health care account information on the SHPS Web site at https://services.shps.net/login/index_part.html or you may call SHPS at 800 678 6684. You must attach the Explanation of Benefits (EOB) to the claim form and fax or send both documents to the number or address on the claim form. If your medical plan, such as an HMO, does not send EOBs, attach your itemized receipts (such as pharmacy copayment receipts) to the claim form.

   o       EDS Dependent Care Account
           For 2002 EDS Dependent Care Account claims, send completed and signed claim forms to Automatic Data Processing, (ADP) Inc., EDS' vendor for the plan last year. The address is on the form. Claim forms for the EDS Dependent Care Account may be obtained through EDS' HR fax-on-demand service at http://infocentre.eds.com/us/people/hr_tools/ downloads/dca_claim.pdf or by calling 972 605 2200 and request form #10135. ADP also allows you to access your account 24 hours a day via the Internet at http://www.adpfsa.com/ or through an interactive voice response system by calling 800 654 6695.

   o       PLM Health Care Reimbursement Account
           Claims incurred in 2002 under the Unigraphics Plan are processed by Century Planners, the new plan administrator, effective January 1, 2003. Claim forms can be obtained from http://global.plm.eds.com/people2/benefits2/docs
           /documents/Health_Care_Reimbursement_Form.xls, by calling 800 567 4345, or via e-mail at 2002ugsclaims@centuryplanners.com. The mailing address and toll free telephone number used for claims and inquiries remain unchanged, and can be found on the claim form. All inquiries regarding claims and account balances should be directed to Century Planners.

   o       PLM Dependent Care Reimbursement Account
           Claims incurred in 2002 for the Dependent Care Reimbursement Account may be processed by sending completed and signed claims forms to Automatic Data Processing, (ADP) Inc. The address is on the form. These claim forms can be obtained from the ADP Web site at http://www.adpfsa.com/. In addition, you may access your account 24 hours a day via their Web site or through their interactive voice response system by calling 800 654 6695.


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   o       A.T. Kearney Health Care Account
           The A.T. Kearney Health Care Account Request Form may be obtained by contacting the Employee Benefits Department in Chicago at 312 223 6560. To check your 2002 account balance, or if you have questions regarding filing procedures, you can contact Great-West Life at 888 588 5880. If you did not elect automatic reimbursement, you must attach the Explanation of Benefits (EOB) to the Request Form. In addition, if you are enrolled in an HMO and/or need to submit co-payments (such as office visits and prescriptions receipts) for reimbursement, attach your itemized receipts to the Request Form. The form can be faxed to Great-West Life at 314 525 6253 or mailed to the address indicated on the form.

   o       A.T. Kearney Dependent Care Account
           The A.T. Kearney Dependent Care Account Request Form may be obtained by contacting the Employee Benefits Department in Chicago at 312 223 6560. To check on your 2002 account balance or if you have questions regarding filing procedures, you can contact Great-West Life at 888 588 5880. You must attach your itemized receipt to the claim which can then be faxed to Great-West Life at 314 525 6253 or mailed to the address indicated on the form.


2003 U.S. BENEFITS INFORMATION ONLINE
Have a question about your 2003 benefits or need benefits-related information? Refer to the updated U.S. Benefits Web site at http://infocentre.eds.com/us/people/pe_benefits.html for the most current information. If you prefer a consolidated version, download the new 2003 U.S. Benefits Handbook at http://infocentre.eds.com/us/people/benefits/reference_handbook.html.



LOWER YOUR HEALTH CARE COSTS WITH GENERIC DRUGS
Unfortunately, rising health care costs are a very familiar topic to us all. Many companies, both large and small, are looking for ways to control these cost increases, yet still continue to provide quality care and service for their employees. EDS is no exception.

One of the largest cost increases comes from prescription drugs, particularly brand-name prescriptions that are often significantly more expensive than their generic counterparts. While not every brand-name drug has a generic equivalent, many of them do. Despite the cost-saving opportunities that exist, many people remain unaware of the facts about generic medications.

A generic drug is basically a copy of a brand-name drug. In fact, the Food and Drug Administration (FDA) requires each generic version of a medication to have the identical active ingredients, as well as the same potency, quality, stability and purity as the original brand-name drug. The FDA even reviews such things as the drug's labeling and monitors the facilities in which the generic drugs are produced.

While they may differ in terms of color, shape or flavor due to trademark laws, generic drugs are required to meet the same stringent standards and requirements as all brand-name medications. In many cases, the same companies that make the brand-name drug also make the generic drug to maintain their market share.

So, what does this mean to you? Maybe a lot!



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Let's look at an example of an employee named Pat who is prescribed Prinivil(R)
by her physician. Prinivil is a brand-name drug, which does have a generic equivalent. If Pat fills this prescription, she will pay $30. However, Pat could pay only $5 per prescription if she asks her physician to write the prescription for the generic equivalent.

The more prescriptions you buy, the more this adds up.

In some instances, you may already be receiving a generic version of a drug. Many states require pharmacists to fill prescriptions with generic versions when available unless otherwise specified by the doctor.

Generic medications can often represent a significant reduction in out-of-pocket costs for you, the consumer, and play a vital role in controlling escalating health care costs. Therefore, the next time you receive a prescription, ask your doctor if there is an equivalent generic medication. If there is one, you get to pocket the savings.

*Prinivil is a registered trademark of Merck & Co., Inc.


YOUR DENTAL BENEFITS ARE NOW ONLINE
MetLife's new MyBenefits Web site provides you an easier way to get personal information on your dental benefits.

Want to know what is covered under your plan or find a participating dentist? Have a question about whether or not a dental claim has been processed? Do you need a claim form? You'll be able to locate an in-network dentist, review benefits available under the plan, track claims on-line and receive e-mail alerts when a claim has been processed.

To get started enter www.metlife.com/mybenefits/ into your Web browser. Once the Web page loads, enter "EDS" into the "Company Name" field. If this is your first time accessing the site, you will need to first register with the Web site by clicking on the "First-time User" button. After you complete your registration process, you'll be ready to keep tabs on all aspects of your dental benefits.

While you're there, make sure to also check out MetLife's "Life Advice" section, complete with tools and information to help you manage all your benefits. Check out articles on more than 85 topics about family, investing, business, health & fitness, insurance and much more.

If you have problems accessing MetLife's MyBenefits Web site, please call the MetLife Internet Support Line at 877-9MET-WEB (877 963 8932) or via e-mail at info@metlife.com. As a reminder, MetLife does not issue dental insurance cards. If you have a question about your dental plan eligibility, please call MetLife at 888 881 5856.


WIN $1,000 CONSERN SCHOLARSHIP
The Wells Fargo ConSern Education Program is offering a scholarship sweepstakes in which recipients will be chosen at random to receive one of 75 $1,000 scholarships. Eligible applicants include college-bound, high school seniors and students enrolled in an undergraduate or graduate program. To apply, the student must be either an EDS employee or the dependent of an EDS employee. (Please note, employees residing in Florida or New York are not eligible to enter or win due to state laws.)

Visit http://www.collegiate.org/ to enter online today! Entries will be accepted until April 30, 2003. The funds will be awarded by August 31, 2003.


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Note: A.T. Kearney and PLM Solutions employees are also eligible to enter the sweepstakes. Just be sure to enter "Electronic Data Systems (EDS)" as the sponsor company.


EDS CREDIT UNION - A BENEFIT FOR YOU
EDS Credit Union was established 29 years ago to provide a variety of products and services to meet the financial needs of all US EDS employees and their families. Today, as a full-service financial institution, your best interests are its top priority.

Utilizing up-to-date technology, products that offer real value and providing members with unparalleled service, the Credit Union supports the financial needs of more than 47,000 members throughout the United States.

Join today and take advantage of the latest product, the Platinum MasterCard". Full of prestige and privileges, it offers a low, fixed 8.9 Annual Percentage Rate, no annual fee, credit limits up to $25,000 and much more.

In addition to the new Platinum card, you can benefit from the following services:

     o    Free Checking
     o    Loans (car, home, credit card, etc)
     o    Home Banking
     o    Savings (Money Fund, IRA, etc.)
     o    Online forms and applications
     o    More than 800 shared service centers throughout the United States
     o    More than 15,000 surcharge-free ATMs
     o    And much, much more

Visit our Web site at http://www.edsefcu.org/ for more details. For more information you can also contact Member Services at 800 337 3328.






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